Exhibit 17.1

February 5, 2008

Re: Resignation from board of directors

Dear Board of Challenger,

Please accept this letter as resignation of my position as director and treasurer of the company.  I’m resigning to pursue new opportunities.

Regards,

/s/ Theodore J. Smith, Jr.
Theodore J. Smith, Jr.